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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 1

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                    571641208
                      (CUSIP Number of Class of Securities)

                             Robert E. Parsons, Jr.
                              President and Manager
                                  RIBM Two LLC
                  Marriott Residence Inn II Limited Partnership
                               10400 Fernwood Road
                            Bethesda, Maryland 20817
                                 (301) 380-2070
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                   COPIES TO:

                          J. Warren Gorrell, Jr., Esq.
                          Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                              555 13th Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

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         This Amendment No. 1 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on March 6, 2002, by Marriott Residence Inn II Limited Partnership with regard to the tender offer by Madison Liquidity Investors 117, LLC and MRI Partners LLC, Madison Capital Management, LLC, Haberhill LLC, Bryan E. Gordan, Ronald M. Dukerman and Douglas H.S. Greene, as co-bidder, disclosed in a Tender Offer Statement on Schedule TO dated February 15, 2002, and as amended by Amendment No. 1 to Tender Offer Statement on Schedule TO dated March 19, 2002, filed with the SEC on March 19, 2002. Capitalized items used and not defined in this Amendment No. 1 to Schedule 14D-9 have the meanings assigned to such terms in the initial Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral towards the tender offer by the Purchaser, as amended on March 19, 2002.

         (b) Reasons. Subsection (b) of Item 4 is hereby amended by adding the following:

         On March 19, 2002, Madison Liquidity Investors 117, LLC (the "Purchaser") amended its offer to acquire 8,341 units of limited partnership interests (the "Units") of the Partnership by reducing the price at which the Purchaser is willing to purchase Units from $300 per Unit to the amended tender offer purchase price of $200 per Unit, reduced by any cash distributions made or declared on or after February 15, 2002, with interest at the rate of 7% per annum from the expiration date of the Purchaser's tender offer to the date of payment. Any limited partner who had previously tendered at $300 will receive $200 unless they withdraw their tendered Units prior to the expiration date which is April 16, 2002.

         Although the General Partner is not making a recommendation on the tender offer, as amended, the General Partner believes that the limited partners should consider the following updated information in making their decision about whether to accept or reject the reduced purchase price of $200 per Unit currently being offered by the Purchaser.

         As was previously reported to limited partners in the General Partner's letter of March 6, 2002 and our initial Schedule 14D-9, following the terrorist attacks of September 11, 2001, the exclusive discussions being held with one potential acquirer of the Partnership were suspended to allow the parties to determine the effect of the terrorist attacks, as well as economic conditions generally, on the business and operations of the Partnership.

         Based upon the potential acquirer's review of the recent performance of the hotels and the current outlook for the Partnership, the General Partner and the potential acquirer have recommenced negotiations. Although these discussions build upon the foundation of the pre-September 11, 2001 discussions with the same potential acquirer, they are still in the preliminary stage. However, based upon the proposed per Unit purchase price range currently being discussed with the potential acquirer, we believe that the aggregate consideration that a limited partner would receive on a per Unit basis in any such transaction is likely to exceed significantly the


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tender offer purchase price of $200 per Unit. Although negotiations with the potential acquirer with respect to the terms and conditions of a transaction, including resolution of the Partnership's long-term capital needs, are being actively pursued, such negotiations are still ongoing and no agreement on purchase price or other terms has been reached. Accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. In addition, if a transaction were to occur, it would require approval of the limited partners holding a majority of the Units, as well as the consent of the Partnership's lender and the Manager of the Partnership's hotels.

         If the General Partner determines the consideration ultimately offered by the potential acquirer to be below an acceptable level, the General Partner will terminate the sale process and continue to conduct the business and affairs of the Partnership and continue to pursue all options at its disposal to maximize the value of the Partnership to the limited partners.

         As described in more detail in the Purchaser's amended Offer to Purchase, the Purchaser's tender offer is currently scheduled to expire at 5:00 p.m., New York time, on April 16, 2002. Any limited partner who has tendered Units to the Purchaser may withdraw such Units at any time prior to the expiration date of the Purchaser's offer. For information regarding how to withdraw Units that were previously tendered to the Purchaser, you should refer to Section 5 - "Withdrawal Rights" of the Purchaser's Offer to Purchase that was originally sent to you by the Purchaser, or call the Purchaser toll free at the following number that is listed in the Purchaser's amended tender offer materials (800) 269-7313.

ITEM 9.  Exhibits.

         (a)(2) Letter to Limited Partners dated April 10, 2002.







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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP



                                 By: RIBM Two LLC
                                     General Partner

                                  /s/ Robert E. Parsons, Jr.
Date:  April 10, 2002            -----------------------------------------------
                                 Robert E. Parsons, Jr.
                                 President and Manager